UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-24663

Aspect Medical Systems, Inc.

(Exact name of registrant as specified in its charter)

c/o Covidien

15 Hampshire Street

Mansfield, Massachusetts 02048

(508) 261-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share, and associated Series A Junior Participating Preferred Stock purchase rights

2.50% Convertible Senior Notes Due 2014

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01 par value per share, and associated Series A Junior Participating Preferred Stock purchase rights — 1

2.50% Convertible Senior Notes Due 2014 — 14

Pursuant to the requirements of the Securities Exchange Act of 1934, Aspect Medical Systems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 16, 2009	By:	/S/ JOHN W. KAPPLES
Name: John W. Kapples Title: Vice President & Secretary